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* pls 3/4

11017454

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC Mail Processing Section

FEB 28 2011

Washington, DC
110

SEC FILE NUMBER
8-52013

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-10 (MM/DD/YY) AND ENDING 12-31-10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Louis Capital Markets, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Park Avenue, Floor 16
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Conway 212-651-3167
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KA 3/17

AFFIRMATION

I, James R. Conway, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supplemental schedules pertaining to the firm of Louis Capital Markets LP, as of December 31, 2010, are true and correct. I further affirm that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

James R. Conway
Chief Financial Officer
2/23/2011

CHERYL TROTMAN
Notary Public, State of New York
Reg. No. 01TR6210526
My Commission Expires 08-24-2013

Cheryl Trotman
2/23/2011

LOUIS CAPITAL MARKETS, LP
(SEC I.D. No. 8-52013)

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
and Regulation 1.10(g) under the Commodity Exchange Act.
as a PUBLIC Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Louis Capital Markets, LP

We have audited the accompanying statement of financial condition of Louis Capital Markets, LP (the "Partnership") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement of financial condition presents fairly, in all material respects, the financial position of Louis Capital Markets, LP at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental schedules on pages 9 and 10 are presented for purposes of additional analysis and are not a required part of the basic statement of financial condition, but are supplementary information required by regulations under the Commodity Exchange Act. These schedules are the responsibility of the Partnership's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statement taken as a whole.

Deloitte & Touche LLP

February 23, 2011

LOUIS CAPITAL MARKETS, LP

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
(Amounts in thousands)

ASSETS	
CASH AND CASH EQUIVALENTS	$ 3,200
RESTRICTED CASH	241
RECEIVABLE FROM CLEARING BROKERS — Including clearing deposits of $1,050	1,974
COMMISSIONS RECEIVABLE, net of allowance of $111	1,028
SECURITIES OWNED — At fair value	3
PROPERTY AND EQUIPMENT — Net	1,142
DUE FROM AFFILIATES	193
PREPAID TAXES	194
OTHER ASSETS	1,207
TOTAL	$ 9,182
LIABILITIES AND PARTNERS' CAPITAL	
LIABILITIES:	
Accounts payable and accrued expenses	$ 2,684
Due to affiliates	182
Total liabilities	2,866
PARTNERS' CAPITAL	6,316
TOTAL	$ 9,182

See notes to statement of financial condition.

(Amounts in thousands)

1. NATURE OF OPERATIONS

Louis Capital Markets, LP (the "Partnership") is a limited partnership formed on May 13, 2003. The Partnership is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership is also a member of the National Futures Association (NFA) and an introducing broker registered with the Commodities Futures Trading Commission (CFTC). The Partnership commenced operations on December 31, 2003 when Louis Capital Markets, LLC contributed all of its net assets in exchange for its partners' interest in the Partnership.

The Partnership is engaged in retailing corporate equity securities over-the-counter and executing listed option trades on an agency and principal basis primarily to institutional investors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Partnership prepares its accounts under accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Use of Estimates — The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — The Partnership considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents. Cash equivalents are measured at carrying value or fair value based on the nature of the investment.

Restricted Cash — Restricted cash secures an irrevocable standby letter of credit which serves as security deposit for leased premises.

Receivable from Clearing Brokers — The Partnership uses Goldman Sachs Execution and Clearing, L.P. ("GSEC") as its primary clearing broker. $1,924 is due from GSEC as of December 31, 2010.

Commissions Receivable — The Partnership carries commission receivables from customers at cost less an allowance for doubtful accounts. On a periodic basis, the Partnership evaluates its commission receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. Accounts are written off as uncollectible at the discretion of management. As of December 31, 2010 the Partnership has provided an allowance of $111.

Securities Owned — Securities owned consist of shares of a NYSE Euronext listed stock which are carried at fair value with changes in fair value recognized in earnings each period.

Employee Receivables — Employee receivables include bonuses paid in advance which take the form of a loan and may be earned by the employee over the duration of the employee agreement on a quarterly or annual basis. The expense relating to these advanced payments is recognized on a straight line basis over the life of the contract. Employee receivables of $802, net of $298 in related accumulated amortization, are recorded in other assets at December 31, 2010.

The Partnership may advance funds to and/or on behalf of employees from time to time for various business reasons, such as travel, and/or related to employee benefits including but not limited to a corporate gym membership and other payroll related items which are recovered from the respective employee's payroll. As of December 31, 2010, $85 of miscellaneous employee receivables are recorded in other assets.

Property and Equipment — Property and equipment is stated at cost less accumulated depreciation and amortization. The Partnership provides for depreciation and amortization on a straight line basis over the estimated useful life of assets as follows:

Asset Class	
Computer equipment and software	3 years
Office equipment	5 years
Furniture and fixtures	5-7 years
Automobile	3 years
Leasehold improvements	Shorter of useful life or lease term

Revenue and Expense Recognition — Securities transactions and the related revenues and expenses are recorded on the trade date. Revenue consists of trading income and commission income from broking activities. For transactions in which the Partnership acts as agents, commission revenue is presented net of rebates, discounts, and is recognized at the time of the transaction. With matched principal activities, the Partnership acts as principal to simultaneously purchase and sell securities for the account of third parties. Trading income represents the difference between the buying and selling price of the securities, and is recognized at the time of delivery.

Income Taxes — The Partnership is not a taxable entity for U.S. federal and state income tax purposes, and does not directly pay federal and state income tax. The Partnership's taxable income or loss passes through to, and is includable in the federal and state income tax returns of each partner. The Partnership is subject to New York City unincorporated business tax. Included in the statement of financial condition is a $194 income tax receivable from New York City unincorporated business income tax.

There are no unrecognized tax benefits recorded in the accompanying financial statement in connection with the tax positions taken by the Partnership.

The Partnership's U.S. federal and state and local tax returns filed from 2007 through 2010 remain open for examination by these tax authorities and the associated taxes, if applicable, remain subject to examination based on the varying statutes of limitations.

3. PROPERTY AND EQUIPMENT

At December 31, 2010, property and equipment consisted of the following:

Computer equipment and software	$ 629
Office equipment	522
Furniture and fixtures	561
Leasehold improvements	140
	1,852
Less accumulated depreciation and amortization	(710)
	$ 1,142

Pursuant to a new lease agreement, the Partnership acquired certain property and equipment that belonged to the Sub-Landlord as lease incentives. The Partnership estimates the value of these assets at $707 at the time of acquisition, and depreciates them over their respective estimated useful lives.

Included in office equipment at December 31, 2010 is $23 relating to assets recorded under capital leases. Included in accumulated depreciation and amortization at December 31, 2010 is $2 of accumulated amortization relating to assets recorded under capital leases.

4. NET CAPITAL REQUIREMENTS

The Partnership is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. The Partnership is also subject to the CFTC's minimum financial requirements which require that the Partnership maintain net capital, as defined for securities brokers and dealers, equal to or in excess of the greater of $45 or the amount of net capital required by the SEC Rule 15c3-1. At December 31, 2010, the Partnership's net capital was approximately $3,143 which was approximately $2,963 in excess of its minimum requirement of approximately $180.

Proprietary accounts held at the clearing broker (PAIB Assets) are considered allowable assets in the net capital computation pursuant to an agreement between the Partnership and the clearing broker which requires, among other things, the clearing broker to perform a computation for PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3 under the 1934 Act.

5. EXEMPTION FROM RULE 15C3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

6. RELATED PARTY

In 2004, the Partnership entered into a Foreign Correspondent Agreement with an affiliate located in London, England. The Partnership also introduced business with the same affiliate. As of December 31, 2010, the Partnership had a payable of approximately $65 to its affiliate.

In 2007, the Partnership entered into a Foreign Correspondent Agreement with an affiliate located in Hong Kong, China. As of December 31, 2010, the Partnership owed approximately $11 to this affiliate.

In 2007, with amendment in 2008, the Partnership entered into an Administrative Service Agreement with another affiliate whereby it provides administrative support and use of office space and equipment in exchange for a fee. As of December 31, 2010, the partnership had a receivable of approximately $119 from its affiliate.

In 2009, the Partnership entered into a Management Agreement with an affiliate located in London, England, wherein the Partnership is charged a fee for executing and clearing orders which are introduced by the affiliate.

The Partnership maintains a global volume licensing agreement with Microsoft for the use of certain software. The Partnership charges its other global centers for licenses used.

As of December 31, 2010, the Partnership is owed $74 from other affiliates related to paying bills on their behalf.

As of December 31, 2010, the Partnership owes $105 to other affiliates related to paying bills on its behalf.

7. CONCENTRATION OF RISK

Off-Balance Sheet Risk — Pursuant to its clearance agreements, the Partnership introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. Therefore, all of the money balances and long and short security positions are carried on the books of the clearing brokers. Under certain conditions, as defined in the clearance agreements, the Partnership has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Partnership. Although the right of the clearing brokers to charge the Partnership applies to all trades executed through the clearing brokers, the Partnership believes that there is no reasonable amount assignable to its obligations pursuant to this right as any such obligation would be based upon the future non-performance by one or more counterparties. Accordingly, at December 31, 2010, the Partnership has recorded no liabilities with respect to these obligations. In accordance with industry practice and regulatory requirements, the Partnership and the clearing brokers monitor collateral on the securities transactions introduced by the Partnership. In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and the Partnership must maintain at least $1,050 in cash and securities at all times with the clearing broker.

In the normal course of business, the Partnership's customer activities involve the execution and settlement of securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

Credit Risk — The Partnership maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250 per institution. The General Partner regularly monitors the financial condition of these institutions in order to keep the potential risk to a minimum.

8. 401(K) PLAN

The Partnership contributions under the 401(k) Plan are computed at 50% of an employee's eligible contributions subject to certain limits.

9. COMMITMENT AND CONTINGENCIES

Contingent Lease Liability and Impairments — In January 2010, the Partnership entered into a new lease agreement that expires in April 2015, and in March 2010, the Partnership exited its head office at 500 Fifth Avenue and moved to 445 Park Avenue in New York City. Accordingly, the Partnership recorded a charge representing the present value of future lease obligations less estimated recoverable sub-lease income. A contingent lease liability of $164 is recorded in accrued expenses on the statement of financial condition at December 31, 2010. The lease agreement for 500 Fifth Avenue expires in February 2013.

The Partnership recognized a charge to adjust the carrying value of the leasehold improvements on the abandoned facility and to record the disposal of certain furniture and fixtures and computer equipment.

Operating Lease — The Partnership leases office facilities and certain equipment under operating leases expiring through April 2015. As these leases expire, it can be expected that in the normal course of business they will be renewed or replaced. Aggregate future approximate minimum lease payments, including payments for the office at 500 Fifth Avenue, at December 31, 2010 are as follows:

Year ending December 31	
2011	$ 1,054
2012	1,063
2013	778
2014	721
2015	241
	$ 3,857

In accordance with FASB ASC 840, rent is charged to operations by amortizing minimum lease over the term of the lease using the straight-line method. Approximately $297 of security deposits represents collateral for the landlords under various leases. The Partnership has recorded $202 as deferred rent and $592 as deferred lease incentives as of December 31, 2010. These amounts principally represent the difference between straight-line rent expense recorded and the rent payments and lease incentives as of the balance sheet date.

Letter of Credit — The Partnership maintains an irrevocable standby letter of credit as security deposit for the lease at 445 Park Avenue, which is secured by $241 cash maintained in a separate account and recorded in restricted cash. The standby letter of credit renews annually on December 31, and may not extend beyond June 30, 2015. Although the cash securing the standby letter of credit is recorded in restricted cash in the statement of financial condition, the balance is included in other assets and treated as a non-allowable asset for net capital purposes.

Required Tax Distributions — As required by the limited partnership agreement, the Partnership is required to make a tax distribution in an amount no less than an amount determined by multiplying the net income of the Partnership by the highest combined applicable individual federal, state and local tax rates. For the year ended December 31, 2010 this amount approximates $2,112. Amounts paid during the year were made in accordance with this requirement.

Legal Proceedings — From time to time, the Partnership is involved in legal proceedings in the ordinary course of its business. The litigation process is inherently uncertain, and the Partnership cannot guarantee that the outcome of any proceedings or lawsuits in which the Partnership may become involved will be favorable to the Partnership or that they will not be material to the business, results of operations or financial position. The Partnership does not currently believe there are any matters pending that will have a material adverse effect on its business, results of operations or financial position.

On November 11, 2010, a former employee filed a Statement of Claims in accordance with Rule 13302 of FINRA Code of Arbitration. The precise amount of the claim has not been established, but is estimated by the claimant to be in excess of $100 and less than $500. The Partnership filed an answer to the complaint on January 4, 2011, denying the Claimant's claims for unpaid commissions. No date for arbitration has been set.

10. SUBSEQUENT EVENT

On January 27, 2011 the Partnership made capital distributions of $450.

Management has evaluated the impact of all subsequent events through the date of issuance of these financial statements, and has determined that there were no additional subsequent events that require recognition or disclosure.

* * * * * *

LOUIS CAPITAL MARKETS, LP

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION
DECEMBER 31, 2010
(Amounts in thousands)

	Report Filed on January 26, 2011	Adjustments (1)	As Adjusted
NET CAPITAL			
Partners' capital	$ 5,932	$ 384	$ 6,316
Discretionary bonuses	250	(250)	-
Loss contingency accrual	-	164	164
Adjusted Partners' capital	6,182	298	6,480
Less nonallowable assets:			
Commissions receivable	356	-	356
Property and equipment, net	1,121	21	1,142
Due from affiliate	193	-	193
Other assets	1,491	151	1,642
Nonallowable assets	3,161	172	3,333
NET CAPITAL BEFORE HAIRCUTS	3,021	126	3,147
HAIRCUTS — Foreign currency and other securities	-	4	4
NET CAPITAL	$ 3,021	$ 122	$ 3,143
AGGREGATE INDEBTEDNESS	$ 2,828	$ (127)	$ 2,701
COMPUTED MINIMUM NET CAPITAL REQUIRED — (6.67% of aggregate indebtedness)	$ 189	$ (9)	$ 180
MINIMUM NET CAPITAL REQUIRED (under SEC Rule 15c3-1 and under CFTC Regulation 1.17)	$ 100	-	$ 100
EXCESS NET CAPITAL	$ 2,832	$ 131	$ 2,963
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	94 %		86 %

Note (1) Adjustments relate to the following: (i) $167 true-up of prior year unincorporated business tax expense and management's decision to not pay discretionary bonuses offset by $17 underaccrual of employee bonuses, net of taxes (ii) $164 exclusion of loss contingency accrual on the abandonment of a lease, (iii) $21 reclassification of an operating lease as a capital lease, (iv) $158 true-up of income tax accrual and (v) $4 of net capital haircut due to foreign currencies.

LOUIS CAPITAL MARKETS, LP

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) UNDER THE COMMODITY EXCHANGE ACT AND SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTION CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT DECEMBER 31, 2010

As Louis Capital Markets, LP does not carry customer accounts for trading on U.S. Commodity Exchanges or Foreign Commodity Exchanges, Louis Capital Markets, LP neither computes nor segregates funds pursuant to section 4d(2) or Regulation 30.7 under the Commodity Exchange Act.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2011

To the Partners of
Louis Capital Markets, LP

In planning and performing our audit of the financial statements of Louis Capital Markets, LP (the "Partnership") as of and for the year ended December 31, 2010 (on which we issued our report dated February 23, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not review the practices and procedures followed by the Partnership in making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations or making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the

SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP